GETTY COPPER INC.

October 20, 2005

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Attention:

Mr. Mark A. Wojciechowski

Staff Accountant

RE:  Getty Copper Inc.

        Form 20-F for the Fiscal Year Ended December 31, 2004

        Filed August 23, 2005

        File No. 000-29578

Dear Mr. Wojciechowski

Further our discussions regarding Getty’s fax dated October 13, 2005, the concerns  outlined in your letter dated September 26, 2005, have been addressed as follows in the same sequence as set out in your letter.  For your easy reference and as requested in your “Closing Coments” section (page 7) of your letter to us dated September 26, 2005 for a cover letter explaining our revisions, I am attaching the previously faxed amended pages.

1.

We have numbered the pages.

2.

See attached page 47, ITEM 15 third paragraph, 2003 has been corrected to 2004.

3.

Please find attached Collins Barrow Audit Reports.

4.

The sub total line in the Cash Flow Statement has been removed.

5.

Two maps have been attached.

6, 7 & 8.

Exploration: The clarifications to mineralization and the suggested cautionary notes are found in the noted sections of attached pages 18, 19, 20, 21,22, 23 and 24.

9.

Item 15 has been clarified and amended by the addition of  “Reserves” and “Non Reserves” section for the Getty North deposit.

The restatement of the Getty North reserves table has been split into “indicated” and “inferred” as found on pages 20 & 21, in the format requested by the Securities and Exchange Commission.

10.

Attached is a new exhibit containing the consent of Joseph L. Lindinger, P.Geo. dated October 21, 2005 who has reviewed the technical, non-accounting sections of the return and a copy of a consent by Lyle A. Morgenthaler P.Eng. dated December 18, 1997 for the KHA Resource Estimate on the Getty North Deposit.

We trust this assists in completing your review.

Sincerely,

GETTY COPPER INC.

Per:

 “John Parks”

1000 Austin Ave., Coquitlam, B.C., Canada V3K 3P1
Tel:(604) 931-3231 Fax: (604) 931-2814
www.gettycopper.com	TSX Venture Exchange: GTC	E-mail: getty@telus.net